

March 1, 2011

Joseph W. Saunders
Chief Executive Officer
Visa, Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

     Re: **Visa, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed on November 19, 2010
              Form 8-K
              Filed on November 15, 2010
              File No. 001-33977

Dear Mr. Saunders:

     We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              Craig D. Wilson
                              Senior Assistant Chief Accountant